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                                                                     EXHIBIT 2.3

Jennifer A. Smith (State Bar No. 610)
Etta L. Walker (State Bar No. 5537)
LIONEL SAWYER & COLLINS
1100 Bank of America Plaza
50 W. Liberty St.
Reno, Nevada 89501
(775) 788-8666

David S. Kurtz
Timothy R. Pohl
SKADDEN, ARPS, SLATE, MEAGHER
   & FLOM (ILLINOIS)
333 West Wacker Drive
Chicago, Illinois 60606
(312) 407-0700

Gregg M. Galardi
Eric M. Davis
SKADDEN, ARPS, SLATE, MEAGHER
   & FLOM LLP
One Rodney Square
Wilmington, Delaware 19899
(302) 651-3000

Attorneys for the Debtors and
Debtors-in-Possession

                      IN THE UNITED STATES BANKRUPTCY COURT
                           FOR THE DISTRICT OF NEVADA


                                        Case No. BK-N-01-31627
In re                                   Chapter 11

WASHINGTON GROUP                        SECOND MODIFICATION TO
INTERNATIONAL, INC.,                    SECOND AMENDED JOINT PLAN OF
ET AL.,                                 REORGANIZATION OF WASHINGTON
                   Debtors.             GROUP INTERNATIONAL, INC., ET AL. AS
                                        MODIFIED

---------------------------/

Dated October 11, 2001
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     The Second Amended Joint Plan of Reorganization of Washington Group
International, Inc., et. al. dated as of July 24, 2001 (as previously modified pursuant to the Modification to Second Amended Joint Plan of Reorganization of Washington Group International, Inc., ET AL., dated August 23, 2001, the "Plan") is hereby modified by this Second Modification dated as of October 11, 2001 (this "Second Modification") by Washington Group International, Inc. ("WGI") and certain of its affiliates (collectively, the "Affiliate Debtors"), debtors and debtors-in-possession in the above-captioned cases (collectively, the "Debtors," and together with WGI's non-debtor affiliates, the "Company"), pursuant to 11 U.S.C. ss. 1127(a), as follows:

     1.   SECTION 1.58 is amended and restated in its entirety as follows:

          "LENDER DEFICIENCY CLAIMS" means the unsecured deficiency Claims of each Lender arising under the Pre-Petition Credit Facility Agreements, which Claims shall be deemed Allowed pursuant to this Plan in the amount of $ 159 million, which amount will be increased on a dollar for dollar basis if and to the extent that outstanding prepetition letters of credit issued under the Prepetition Secured Credit Facility are drawn before the Effective Date of the Plan.

     2.   SECTION 1.80(a) is amended and restated in its entirety as follows:

          "PLAN MODIFICATIONS" mean (a) that certain Modification to the Plan dated August 23, 2001 and (b) that certain Second Modification to the Plan dated October 11, 2001.

     3.   SECTION 1.102 is amended and restated in its entirety as follows:

          "SECURED LENDER CLAIM" means a Secured Claim of a Lender arising under or as a result of the Pre-Petition Credit Facility reements, which Claims shall be deemed Allowed pursuant to this Plan in the aggregate amount of $ 413 million.

     4.   SECTION 5.15 is amended and restated in its entirety as follows:

     GRANT AND ISSUANCE OF WASHINGTON STOCK OPTIONS

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     (a)  On the Effective Date, Mr. Dennis Washington (or any wholly-owned affiliate designated by Mr. Washington) shall be granted the Washington Stock Options.

     (b) The Washington Stock Options shall consist of three (3) tranches of options as follows:

          (i) The "Tranche A Washington Options" shall be options to purchase New Common Shares consisting of three and thirty-three one hundredths percent (3.33%) of the New Common Shares outstanding, on a fully diluted basis, with a per share strike price calculated based upon an assumed total enterprise value for Reorganized WGI and its subsidiaries of $300 million MINUS "Funded Debt" (as defined in Section 5.15(f) of this Plan). The Tranche A Washington Options shall have a term expiring on the fifth (5th) anniversary of the Effective Date.

          (ii) The "Tranche B Washington Options" shall be options to purchase New Common Shares consisting of three percent (3%) of the New Common Shares outstanding, on a fully diluted basis, with a per share strike price calculated based upon a total enterprise value for Reorganized WGI and its subsidiaries of $550 million MINUS Funded Debt. The Tranche B Washington Options shall have a term expiring on the fifth
          (5th) anniversary of the Effective Date.

          (iii) The "Tranche C Washington Options" shall be options to purchase New Common Shares consisting of three percent (3%) of the New Common Shares outstanding, on a fully diluted basis, with a per share strike price calculated based upon an assumed total enterprise value for Reorganized WGI and its subsidiaries of $720 million MINUS Funded Debt. The Tranche C Washington Options shall have a term expiring on the seventh (7th) anniversary of the Effective Date. A sample calculation of the strike price for the Washington Stock Options is set forth on Schedule 5.15(b) to the Plan.

     (c) Two-thirds of each of the Tranche A Washington Options, Tranche B Washington Options and Tranche C Washington Options shall vest on the first anniversary of the Effective Date and one-third of each of the Tranche A Washington Options, Tranche B Washington Options and Tranche C Washington Options shall vest on the second anniversary of the Effective Date; PROVIDED THAT, all such options shall vest immediately upon Mr. Washington being removed as Chairman of the Reorganized WGI Board of Directors other than for cause, including through the failure to be renominated to the Board, and unvested options shall terminate upon Mr. Washington's removal for cause, death or disability, or if he voluntarily leaves the Company, all as set forth in a letter

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     agreement implementing the provisions of this Section 5.15, as contemplated by Section 5.11 of this Plan.

     (d) For purposes of Section 5.15(b) of this Plan, "Funded Debt" will be determined as of the Confirmation Date and is expected to equal the amount of funded debt outstanding immediately after the Effective Date incurred to repay or retire outstanding obligations under the DIP Facility. Funded Debt shall be subject to adjustments, if necessary, to reflect the NLWC. The NLWC will be determined by the financial advisors to the Debtors and the Lenders, and shall be set forth in the Confirmation Order. The NLWC will be such working capital as would be normal and customary for the Debtors' businesses as they exist at the time consistent with industry standards, the Debtors' past experience and benchmarking. The NLWC will be consistent with past practices and will neither accelerate nor defer cash receipts by, among other things, modifying billing cycles or the timing or terms of the collection of receivables or dividends from joint ventures. The Debtors will continue their historical cash management procedures including issuing letters of credit for retainage on accounts receivable collections. The NWLC will also adjust for any acceleration or deferral of cash disbursements including, among other things, modifying normal payment terms or timing of accounts payable, prepaying for services, pre-funding or deferring pension contributions or permitting substantial retainer payments or having cash balances higher or lower than customary. Funded debt and NLWC will be adjusted to exclude the impact of (A) the consolidation of previously unconsolidated investments, (B) acquisitions or dispositions of assets for fair value outside the normal course of business, (C) other transactions which would not be expected to modify enterprise value and (D) acquisition or disposition of fixed or other assets outside the ordinary course of business.

     (e) Should the Bankruptcy Court determine that the Plan is not confirmable as a result of all or any part of the Washington Agreement, and unless Mr. Washington consents to a modification of the Washington Agreement that the Bankruptcy Court determines renders the Plan confirmable, the Washington Agreement shall be deemed automatically stricken from the Plan in its entirety (including, without limitation, Mr. Washington's agreement to remain on the board of directors of Reorganized WGI).

     5.   SECTION 5.17 is amended and restated in its entirety as follows:

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     DEEMED WAIVER OF DISTRIBUTIONS BY HOLDERS OF LENDER DEFICIENCY CLAIMS

          On the Effective Date, in partial consideration of the settlement of disputes relating to the Claims and Liens asserted by the Lenders that is embodied in the Plan as modified by the Plan Modifications, and taking into consideration other objections raised to the Plan by certain parties in interest, the holders of Allowed Lender Deficiency Claims shall be deemed to have waived their right to receive distributions under the Plan on account of such Class 7 Claims; provided that the right to receive such Distributions on the portion of the Lender Deficiency Claims in excess of $159 million (if any) shall not be waived.


Dated: Reno, Nevada
       October 11, 2001

                                        /s/ Jennifer Smith
                                        ----------------------------------------
                                        Jennifer Smith (State Bar No. 610)
                                        Etta L. Walker (State Bar NO. 5537)
                                        LIONEL, SAWYER & COLLINS

                                        - and -

                                        David S. Kurtz
                                        Timothy R. Pohl
                                        SKADDEN, ARPS, SLATE,
                                        MEAGHER & FLOM (ILLINOIS)

                                        - and -

                                        Gregg M. Galardi
                                        SKADDEN, ARPS, SLATE,
                                        MEAGHER & FLOM LLP
                                        Attorneys for Washington Group
                                          International, Inc., et al.
                                        Debtors-in-Possession


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